Exhibit 99.36

Elemental Altus Notes Planned 30% Production Expansion at Cornerstone Karlawinda Royalty

Vancouver, British Columbia--(Newsfile Corp. - October 30, 2024) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or the "Company") notes the announcement by Capricorn Metals Ltd (ASX: CMM) ("Capricorn") of a material production expansion at the Karlawinda Gold Project ("Karlawinda") where Elemental Altus holds an uncapped 2.0% Net Smelter Return ("NSR") royalty. Capricorn are targeting annual gold production of 150,000 ounces, driven by an increase of total processing capacity to 6.5 Mtpa (Note 1). Karlawinda is a cornerstone asset for Elemental Altus, contributing US$4.6 million in zero-cost revenue in 2023.

Highlights

•	Capricorn approved a major expansion at Karlawinda, targeting average annual gold production of 150,000 ounces, reflecting a 30% increase from the midpoint of production guidance FY2025 (Note 2)

•	Elemental Altus' uncapped 2% NSR royalty will provide approximately 3,000 Gold Equivalent Ounces ("GEOs") annually to the Company based on the higher 150,000 ounce production rate

•	The increased production is due to an approximate 50% throughput increase from the installation of a new three-stage crusher and ball mill circuit, increasing total processing capacity to 6.5 Mtpa from the current 4.0 to 4.5 Mtpa

•	Following an estimated A$120 million investment, Capricorn are targeting completion of the expanded plant by the end of Q2 2026

•	The expansion follows a recently announced 15% increase to the Mineral Reserves to 1,428 thousand ounces ("koz") gold, contained in 57.7 Mt with a grade of 0.8 g/t Au, equating to a 27% increase to the Mineral Reserves after accounting for mining depletion up to July 2024 (Note 3)

•	Karlawinda remains a long life, low cost asset with a current mine life of 10 years based on Mineral Reserves, with significant further potential to increase resources and reserves down dip of current inventories

Frederick Bell, CEO of Elemental Altus, commented:

"We are excited to note Capricorn's Board approved a major A$120 million expansion at Karlawinda, increasing production to 150,000 ounces per annum over an initial 10-year mine life. Karlawinda is a cornerstone royalty for Elemental Altus, contributing US$4.6 million in revenue to the portfolio in 2023 and US$2.5 million in in H1 2024. The completion of the expansion study highlights the upside at the project with planned production increases complementing resource growth to-date. In addition, the production expansion is based on existing Reserves with the potential to both increase and convert the Resource down dip, providing Elemental Altus with ongoing upside.

Capricorn's management team have an excellent track record of mine builds and expansions across Australia and we look forward to following their progress."

Karlawinda Process Plant Expansion

Following the updated Mineral Reserve Estimate and Mineral Resource Estimate reported August 1, 2024 (Note 3), Capricorn have completed an evaluation of the economics of higher process plant throughput at Karlawinda. Mine to mill studies examined delivery of ore directly to the processing plant to minimise stockpiling and re-handling to reduce operating costs. Capricorn have opted for a parallel three-stage crushing and ball mill circuit which provide an extra 2.5 Mtpa of capacity to the current 4.0 to 4.5 Mtpa. Capricorn have reported that long-lead procurement and detailed process plant engineering have commenced.

Capricorn notes that the mining fleet won't need a material increase to achieve the 6.5 Mtpa target throughput, and that a new proposed tailings storage facility will use waste from the existing Bibra Pit. The expansion increases processing flexibility with an incremental contractor mining fleet and earthmoving volume increase. The replicated flowsheet for the expanded processing facility also provides synergies in equipment, maintenance and training. Existing gas infrastructure can deliver the required increase in power generation, and future studies will assess potential cost reductions using renewable energy.

Capricorn does not foresee any permitting issues with the expansion and noted that the work required for the required permit applications has commenced. Capricorn also noted that the expansion and related infrastructure fit within the current leases. The total capital investment for the expansion is A$120 million (approximately US$79 million) with an estimated 20-month payback.

The Karlawinda Expansion announcement follows a previously announced 15% to the Mineral Reserves to 1,428 koz gold contained in 57.7 Mt with a grade of 0.8 g/t Au. This equates to a 27% increase to the Mineral Reserves after accounting for mining depletion up to July 2024. All Karlawinda Mineral Reserves are categorised as Probable Reserves. Indicated Resources were increased to 1,965 koz gold in 85.0 Mt with a grade of 0.7 g/t Au. Inferred Resources include a further 287 koz of gold in 13.6 Mt with a grade of 0.7 g/t Au (Note 3).

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

info@elementalaltus.com

www.elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact +1 604 646 4527.

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 11 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Qualified Person

Richard Evans, FAusIMM, is Senior Vice President Technical for Elemental Altus, and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release. Capricorn's press release and disclosure (including that referred to in this press release) includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the forecast production amounts will be realized.

Notes

1)	"Karlawinda Expansion to Increase Annual Gold Production to 150,000 Ounces", dated October 29, 2024, at https://capmetals.com.au/

2)	"Karlawinda Gold Project FY24 Gold Production 113koz", dated July 4, 2024, at https://capmetals.com.au/

3)	"KGPOre Reserve increases to 1.43 Million Ounces - Expansion Study Underway", dated August 1, 2024, at https://capmetals.com.au/

Non-IFRS Measures

The Company has included certain performance measures which are non-IFRS and are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standard meaning under IFRS and other companies may calculate measures differently.

Gold Equivalent Ounces

Elemental Altus's adjusted royalty, streaming, and other revenue is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the royalty and other revenue from associates in a period by the average gold price for the same respective period, plus the net gold ounces received in the period from streaming investments. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The production forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Elemental Altus holds an interest. The production forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Elemental Altus and may be subject to uncertainty.

There can be no assurance that such information is complete or accurate.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the date that the name change is expected to become effective, whether shareholders will be required by their broker to exchange their issued certificate for a new certificate or take any other action in connection to the name change, the Company's ability to deliver a materially increased revenue profile with a lower cost of capital, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2023. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/228332